October 24, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Matthew McNair

Re:	Horizon Bancorp
Registration Statement on Form S-3 – File No. 333-177007
Filed September 26, 2011

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Horizon Bancorp (the “Company”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m. (E.D.T.) on October 26, 2011 or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
HORIZON BANCORP
By:	/s/ Mark E. Secor
Mark E. Secor Chief Financial Officer